UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File No. 000-24385

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

SCHOOL SPECIALTY, INC.

401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SCHOOL SPECIALTY, INC.

W6316 Design Drive

Greenville, WI 54942

SCHOOL SPECIALTY, INC.

401(K) PLAN

Financial Statements for the Years Ended

December 31, 2002 and 2001, Supplemental

Schedules for the Year Ended December 31,

2002, and Independent Auditors’ Report

SCHOOL SPECIALTY, INC.

401(K) PLAN

INDEPENDENT AUDITORS’ REPORT

To the Administrative Committee of the

School Specialty, Inc. 401(k) Plan:

We have audited the accompanying statement of net assets available for benefits of School Specialty, Inc. 401(k) Plan (the “Plan”) as of December 31, 2002, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the plan as of December 31, 2001 and for the year then ended were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on these financial statements in their report dated April 1, 2002.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such 2002 financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002, and the change in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the 2002 basic financial statements taken as a whole. The supplemental schedules are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic 2002 financial statements taken as a whole.

/s/    DELOITTE & TOUCHE LLP

DELOITTE & TOUCHE LLP

May 2, 2003

Arthur Andersen LLP was formerly the independent accountant for the School Specialty, Inc. 401(k) Plan. Representatives of Arthur Andersen LLP are not available to consent to the incorporation by reference of their report into the financial statements of the School Specialty, Inc. 401(k) Plan into School Specialty, Inc. registration statement on Form S-8. School Specialty, Inc. has dispensed with the requirement to file their consent in reliance upon Rule 437a of the Securities Act of 1933.

This is a copy of the Report of Independent Public Accountants previously issued by Arthur Andersen LLP in connection with School Specialty, Inc. Annual Report on Form 11-K for the year ended December 31, 2001. This Report of Independent Public Accountants has not been reissued by Arthur Andersen LLP in connection with this Form 11-K.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Administrative Committee of the

School Specialty, Inc. 401(k) Plan:

We have audited the accompanying statements of net assets available for plan benefits of the School Specialty, Inc. 401(k) Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements and the supplemental schedule referred to below are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements and supplemental schedule based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2001 and 2000, and the changes in its net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/S/    ARTHUR ANDERSEN LLP

Milwaukee, Wisconsin

April 1, 2002

SCHOOL SPECIALTY, INC.

401(K) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2002 AND 2001

	2002	2001
ASSETS:
Investments, at fair market value:
Pooled separate accounts	$18,635,776	$22,695,441
Guaranteed account	11,570,676	8,987,200
Common stock	341,569	247,605
Participant loans	530,702	613,931

Total investments	31,078,723	32,544,177
Receivables:
Employer contribution	1,393,636	669,990
Participants contributions	150,205	112,213

Total receivables	1,543,841	782,203

Total assets	32,622,564	33,326,380

LIABILITIES:
Refunds payable	40,907	71,614

NET ASSETS AVAILABLE FOR BENEFITS	$32,581,657	$33,254,766

See notes to financial statements.

SCHOOL SPECIALTY, INC.

401(K) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
ADDITIONS:
Contributions:
Participants	$5,419,523	$4,231,916
Employer	1,402,957	669,990
Rollovers	554,316	1,211,768

Total contributions	7,376,796	6,113,674
DEDUCTIONS:
Investment (income) loss:
Interest and dividends	(464,948)	(464,136)
Net depreciation in fair value of investments	5,536,370	4,852,316

Net investment loss	5,071,422	4,388,180
Benefits paid to participants	2,955,154	2,828,478
Administrative expenses	23,329	19,486

Total deductions	8,049,905	7,236,144

NET DECREASE	(673,109)	(1,122,470)
NET ASSETS AVAILABLE FOR BENEFITS,
BEGINNING OF YEAR	33,254,766	34,377,236

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$32,581,657	$33,254,766

See notes to financial statements.

SCHOOL SPECIALTY, INC.

401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2002 AND 2001

1.	DESCRIPTION OF PLAN

The School Specialty, Inc. 401(k) Plan (the “Plan”) is a defined contribution plan, which covers substantially all employees of School Specialty, Inc. (the “Company”), and its subsidiaries.

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General—The Plan is administered by the Company. CIGNA Bank & Trust Company, FSB, is the Trustee of the Plan. Connecticut General Life Insurance Company is the Recordkeeper of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Eligibility—An employee becomes eligible to participate in the Plan on the first of the month, following the completion of three months of service, provided the employee is at least twenty-one years of age.

Participant Accounts—Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and an allocation of the Company’s annual discretionary contribution and Plan investment returns. Allocations are based on participant’s earnings or account balances, as defined in the Plan.

Participant Contributions—Participants may elect to contribute up to 15% of eligible earnings as defined in the Plan up to Internal Revenue Service (“IRS”) limitations. Upon eligibility, the Company will automatically defer 3% of the employee’s compensation unless otherwise directed by the employee prior to becoming eligible to participate in the Plan. Effective May 1, 2002, the automatic deferral applies only to eligible employees who are employed to work a minimum of nine months during a plan year.

Employer Contributions—The Company contributes matching contributions on an annual basis. Effective January 1, 2002, the Plan was amended to increase the employer matching contribution percentage to 35% of up to 6% of the participant’s eligible gross annual wages. During 2001, the employer matching contribution percentage was 25% of up to 6% of the participant’s eligible gross annual wages. Additionally, a discretionary contribution may be contributed by the Company to the Plan at the option of the Board of Directors. There were no discretionary contributions in 2002 or 2001.

Rollovers—The Plan allows for rollovers. Rollovers represent amounts transferred by participants from other defined contribution plans.

Vesting—Participants of the Plan with a hire date prior to January 1, 2002, are 100% vested at all times in their account balance. Employer contributions received by employees with a hire date of January 1, 2002, and thereafter, are subject to a three-year cliff vesting schedule. In addition, if a participant is employed by the Company on their normal retirement date, defined by the Plan as age 65, the participant shall become 100% vested in their account balance.

Forfeitures—Forfeitures are used to reduce future employer contributions. During 2002, employer contributions were reduced by $73,340 from forfeited nonvested accounts. At December 31, 2002, there were no forfeited nonvested accounts.

Participant Loans—Participants may borrow from their account balances a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan terms range up to five years, except for loans relating to the purchase of a primary residence. Participant loans are secured by the balance in the participant’s account and bear interest at rates ranging from 4.75% to 9.75% as of December 31, 2002, which are commensurate with local prevailing rates at the time of the loan as determined by the plan administrator. Principal and interest is paid ratably through bi-weekly payroll deductions.

Benefits—Payment of benefits is to be made upon death, hardship, normal retirement age (age 65) or termination of employment based on the value of the participant’s vested account balance. Distributions of vested account balances can be made under a number of optional methods, including lump sum distributions, installment payments, purchase of an annuity contract or direct rollovers to other qualifying accounts.

Investment Options—Upon enrollment in the Plan, participants may direct, in 1% increments, the investment of funds contributed to their account from among a diverse selection of CIGNA pooled separate funds, along with a CIGNA guaranteed account and Company stock. Participants may change their investment directives daily.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The financial statements of the Plan are prepared on an accrual basis.

Investments—The Plan’s investments, other than participant loans and the Plan’s guaranteed investment contract, are stated at fair value as determined by available quoted market prices, which represents the net asset value of units and shares held by the Plan at year end. Participant loans are valued at the unpaid principal amount, which approximates fair value. Interest is accrued as earned and dividends are recorded on the ex-dividend date. Purchases and sales of securities are recorded on a trade-date basis.

Refunds Payable—Refunds payable represent amounts owed to participants for excess contributions made to the Plan in the current year, based on the results of discrimination testing.

Administrative Expenses—The Company pays all costs incurred in the administration of the Plan, except for loan and benefit payment processing fees and other miscellaneous charges, which are charged directly to the respective participant accounts.

Payment of Benefits - Benefits are recorded when paid.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3.	INVESTMENTS

The fair market value of individual assets that represent 5% or more of the Plan’s net assets as of December 31, 2002 and 2001 are as follows:

2002
Guaranteed accounts— CIGNA Charter Guaranteed Income Fund*	$11,570,676
Pooled separate funds:
CIGNA Lifetime 40 Fund*	1,726,985
CIGNA Charter Large Company Stock— Value I Levin Fund*	2,750,569
CIGNA Charter Large Company Stock Index TimesSquare Fund*	1,758,513
CIGNA Charter Small Company Stock Growth TimesSquare Fund*	2,047,675
CIGNA Charter Mid Cap Growth Artisan Partners*	2,429,963

2001
Guaranteed accounts— CIGNA Charter Guaranteed Income Fund*	$8,987,200
Pooled separate funds:
CIGNA Lifetime 40 Fund*	1,802,517
CIGNA Charter Large Company Stock— Value I Levin Fund*	3,721,962
CIGNA Charter Large Company Stock Index TimesSquare Fund*	2,087,485
INVESCO Dynamics Account*	3,955,850
CIGNA Charter Small Company Stock Growth TimesSquare Fund*	2,441,716
Janus Worldwide Account*	1,932,334

*Represents a party-in-interest

During the years ended December 31, 2002 and 2001, the Plan’s investments, including investments bought, sold and held during that period, (depreciated) appreciated in value as follows:

	2002	2001
Net (depreciation) appreciation in fair market value of investments:
Pooled separate funds	$(5,470,024)	$(4,868,811)
Common stock	(66,346)	16,495

Total net depreciation	$(5,536,370)	$(4,852,316)

4.	INVESTMENT RISK

The Plan provides for investments in a guaranteed account, pooled separate accounts, and common stock. Investment securities are exposed to various risks, including, but not limited to, interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term.

5.	INVESTMENT CONTRACT WITH INSURANCE COMPANY

The Plan invests in a guaranteed income fund offered by the Trustee. The guaranteed investment contracts in the funds are not considered to be benefit responsive based on the Trustee’s option to defer distributions to participants under certain circumstances. This option was not invoked during 2002. As a result, the investment is required to be recorded in the financial statements at fair value. As of December 31, 2002 the fair value of the funds approximated contract value as determined by the Trustee. The contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.

The interest rates on the fund are reset semi-annually. The crediting interest rate at December 31, 2002 was 4.10%. The average yield during 2002 was 4.35%.

6.	PARTY-IN-INTEREST TRANSACTIONS

A substantial portion of the Plan’s assets are invested in funds managed and sold by or affiliated with CIGNA Retirement & Investment Services, the investment manager of the Plan. The operations of CIGNA Retirement & Investment Services are conducted principally through Connecticut General Life Insurance Company, the Recordkeeper of the Plan.

As of December 31, 2002 and 2001, the Plan owned 17,095 and 10,822 shares of School Specialty, Inc. Common Stock, respectively.

Purchases and sales of party-in-interest funds and investments in them are not considered prohibited transactions by statutory exemptions under the provisions of ERISA.

7.	INCOME TAX STATUS

The Plan has obtained a determination letter from the IRS dated June 30, 2000, approving the Plan as qualified for tax-exempt status. Plan amendments since the last tax determination letter will be included in the Company’s next filing. In the opinion of the Company’s management, the Plan, as currently amended and operated, is tax-exempt.

8.	PLAN TERMINATION

Although the Company has not expressed any intent to do so, it has the right to terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

9.	RECONCILIATION TO FORM 5500

As of December 31, 2002 and 2001, the Plan had $25,236 and $11,902, respectively of pending distributions to participants who elected to withdraw from the Plan. These amounts are recorded as a liability in the Plan’s Form 5500; however, these amounts are not recorded as a liability in the statements of net assets available for benefits in accordance with generally accepted accounting principles.

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2002	2001
Net assets available for benefits per the financial statement	$32,581,657	$33,254,766
Amounts allocated to withdrawing participants	(25,236)	(11,902)

Net assets available for benefits per Form 5500	$32,556,421	$33,242,864

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

	Year Ended December 31,
	2002	2001
Benefits paid to participants per the financial statements	$2,955,154	$2,828,478
Add: Amounts allocated to withdrawing participants at end of year	25,236	11,902
Less: Amounts allocated to withdrawing participants from prior year	(11,902)	—

Benefits paid to participants per the Form 5500	$2,968,488	$2,840,380

10.	NONEXEMPT PARTY-IN-INTEREST TRANSACTION

School Specialty, Inc. remitted the December 2002 participant contributions of $6,612 to the trustee on June 6, 2003, which was later than required by D.O.L. Regulation 2510.3-102. The Company filed Form 5330 with the Internal Revenue Service and paid the required excise tax on the transaction. In addition, participant accounts were credited with the amount of investment income which would have been earned had the participant contributions been remitted on a timely basis.

11.	SUBSEQUENT EVENT

Effective January 1, 2003, the Plan was amended to increase the employer matching contribution percentage to 45% of up to 6% of the participant’s eligible gross annual wages. Effective May 1, 2003, the Plan was also amended to increase the maximum amount participants may contribute to the Plan to 50% of their eligible earnings. The contribution limits established by the IRS are still applicable.

SCHOOL SPECIALTY, INC.

401(K) PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS HELD

AT END OF YEAR

DECEMBER 31, 2002

Description of Investment	Current Value
GUARANTEED ACCOUNTS—CIGNA Charter Guaranteed Income Fund*	$11,570,676

POOLED SEPARATE FUNDS:
CIGNA Lifetime 20 Fund*	550,592
CIGNA Lifetime 30 Fund*	1,246,072
CIGNA Lifetime 40 Fund*	1,726,985
CIGNA Lifetime 50 Fund*	671,280
CIGNA Lifetime 60 Fund*	222,578
Janus Adviser Balanced Account	1,221,867
CIGNA Charter Growth & Income Fund*	588,122
CIGNA Charter Large Company Stock Growth Putnam Fund*	1,108,465
CIGNA Charter Large Company Stock–Value I Levin Fund*	2,750,569
CIGNA Charter Large Company Stock Index TimesSquare Fund*	1,758,513
CIGNA Charter Mid Cap Growth Artisan Partners*	2,429,963
CIGNA Charter Mid Cap Value Fund*	28,800
CIGNA Charter Small Company Stock Growth TimesSquare Fund*	2,047,675
CIGNA Charter Small Company Stock–Value III TCW Fund*	293,591
CIGNA Charter Foreign Stock II–Bank of Ireland Fund*	489,358
Janus Worldwide Account	1,501,346

OTHER ASSETS:
School Specialty, Inc. Common Stock*	341,569
Participant loans—Due January 2002 through May 2023; interest ranging from 4.75% to 9.75%*	530,702

ASSETS HELD AT END OF YEAR	$31,078,723

*Represents a party-in-interest.

SCHOOL SPECIALTY, INC. 401(K) PLAN

FORM 5500, SCHEDULE G, PART III—NONEXEMPT TRANSACTIONS

YEAR ENDED DECEMBER 31, 2002

Identity of Party Involved	Relationship to Plan, Employer, or Other Party-in-Interest	Description of Transactions	Amount
School Specialty, Inc.	Employer/Plan Sponsor	Participant contributions for employees were not funded by the 15th business day after the month withheld, as required by D.O.L. Regulation 2510.3-102.	$6,612

		The December 2002 participant contributions were deposited on June 6, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the School Specialty, Inc. 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SCHOOL SPECIALTY, INC. 401(k) PLAN

Date: June 30, 2003	/s/ James Buhl
James Buhl, School Specialty, Inc. Vice President of Human Resources Plan Administrator

Date: June 30, 2003	/s/ Mary M. Kabacinski
Mary M. Kabacinski, School Specialty, Inc. Executive Vice President and Chief Financial Officer Administrative Committee member

EXHIBIT INDEX

Exhibit No.	Description

23.1	Independent Auditors’ Consent

99.1	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002